Exhibit 12

PS BUSINESS PARKS, INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	2008	2007	2006	2005	2004

Income from continuing operations	$70,044	$68,666	$62,937	$59,674	$46,564
Minority interest in continuing operations	15,303	13,009	16,268	16,262	24,785
Interest expense	3,952	4,130	2,575	1,330	3,054

Earnings from continuing operations available to cover fixed charges	$89,299	$85,805	$81,780	$77,266	$74,403

Fixed charges (1)	$3,952	$4,130	$2,575	$1,330	$3,054
Preferred stock dividends	51,149	50,937	47,933	43,011	33,020
Preferred partnership distributions	7,007	6,854	11,155	10,651	20,245

Combined fixed charges and preferred distributions	$62,108	$61,921	$61,663	$54,992	$56,319

Ratio of earnings from continuing operations to fixed charges	22.6	20.8	31.8	58.1	24.4

Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	1.4	1.4	1.3	1.4	1.3

Supplemental disclosure of Ratio of Funds from Operations (“FFO”) to fixed charges:

	2008	2007	2006	2005	2004

FFO	$131,558	$122,405	$106,235	$102,463	$97,214
Interest expense	3,952	4,130	2,575	1,330	3,054
Minority interest in income — preferred units	7,007	6,854	11,155	10,651	20,245
Preferred stock dividends	51,149	50,937	47,933	43,011	33,020

FFO available to cover fixed charges	$193,666	$184,326	$167,898	$157,455	$153,533

Fixed charges (1)	$3,952	$4,130	$2,575	$1,330	$3,054
Preferred stock dividends (2)	50,858	50,937	44,553	43,011	31,154
Preferred partnership distributions (2)	7,007	6,854	9,789	10,350	17,106

Combined fixed charges and preferred distributions paid	$61,817	$61,921	$56,917	$54,691	$51,314

Ratio of adjusted FFO to fixed charges	49.0	44.6	65.2	118.4	50.3

Ratio of adjusted FFO to combined fixed charges and preferred distributions paid	3.1	3.0	2.9	2.9	3.0

(1)	Fixed charges include interest expense.

(2)	Excludes Emerging Issues Task Force (“EITF”) Topic D-42 distributions.